United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: June 22nd, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel successfully extended its multi-currency revolving credit facility

The syndication was largely oversubscribed

Paris, June 22 2004. Alcatel (Paris: CGEP.PA et NYSE: ALA) announced today that it has successfully completed the signing of a EUR 1.3 billion syndicated 3-year multi-currency revolving credit facility which will replace the existing undrawn EUR 1.375 billion syndicated facility maturing in April 2005.

This early renewal of its revolving credit facility enables Alcatel to benefit from attractive market conditions and to further strengthen its financial position following the bond exchange transaction closed in April 2004 which lengthened the average debt maturity profile of the company.

The Facility, which was originally launched at EUR 1.0 billion was largely oversubscribed. Alcatel received more than EUR 1.7 billion commitments from 24 banks and has consequently decided to fix the amount of the facility at EUR 1.3 billion.

The syndicated facility is available at any time on a fully revolving basis subject to Alcatel meeting certain financial covenants. Availability is not linked to the company’s ratings performance.

Alcatel was recently upgraded to BB- from B+ by Standard and Poor’s. Rating with Moody’s is B1 outlook positive.

The list of participants is as follows:

Mandated Lead Arrangers:
ABN AMRO Bank N.V.
BNP Paribas
JPMorgan Chase Bank
SG Corporate & Investment Banking

Arrangers:
Bank of America, NA
HSBC CCF
CDC Ixis
Calyon Corporate and Investment Bank
Citigroup
Deutsche Bank
Natexis Banques Populaires
WestLB

Co-Arrangers:
Banco Bilbao Vizcaya Argentaria, S.A.
Commerzbank AG
Crédit Industriel et Commercial
Credit Suisse First Boston International
Fortis Banque France
HVB Group
ING
Merrill Lynch Capital Markets Bank Limited
Morgan Stanley
The Bank of Tokyo-Mitsubishi, Ltd.
The Royal Bank of Scotland Plc
Sumitomo Mitsui Banking Corporation Paris Branch

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com